UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Subject Company)

Esmark Incorporated

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number of Class of Securities)

James P. Bouchard

Chairman and Chief Executive Officer

1134 Market Street

Wheeling, WV 26003

(304) 234-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

With a copy to:

Scott E. Westwood, Esq.

McGuireWoods LLP

625 Liberty Avenue, 23rd Fl.

Pittsburgh, Pennsylvania

(412) 667-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2008, as amended, (the “Schedule 14D-9”), by Esmark Incorporated, a Delaware corporation (“Esmark” or the “Company”), relating to the tender offer (the “Offer”) made by OAO Severstal, a Russian joint stock company (“Severstal”) on behalf of its indirect, wholly-owned subsidiary to be formed before the expiration of the Severstal Offer under the laws of the State of Delaware (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on May 30, 2008 (as the same may be amended from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of the Company, $0.01 par value per share (the “Common Stock”), and the associated preferred share rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated June 13, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent at a price of $19.25 per Share in cash, without any interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2008 and the First Amendment and Supplement to the Offer to Purchase dated June 5, 2008 (together, as amended or supplemented from time to time, the “Offer to Purchase”), as modified by the Second Amendment and Supplement to Purchase dated July 2, 2008 (the “Supplement”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and the Supplement and, in each case, any amendments and supplements thereto, the “Offer”). Copies of the Offer to Purchase, the Supplement and the Letter of Transmittal are attached to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(H) and (a)(1)(I), respectively.

This Amendment should be read in conjunction with the Schedule 14D-9. Unless the context requires otherwise, all capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and restated to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection, which is to follow subsection (f)”Regulatory Approvals”:

(g)	Extension of the Offer

The CFIUS review period is expected to expire at 11:59 p.m., Eastern Daylight Time, on Friday, August 1, 2008. To allow for the expiration of the review period, Severstal has extended the expiration date of the Offer to 10:00 a.m., Eastern Daylight Time, on Monday, August 4, 2008. The Offer had been previously scheduled to expire at 5:00 p.m. New York City Time, on Friday, July 18, 2008. A copy of the press release issued on July 18, 2008 announcing the extension of the Offer is filed as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.

Item 9.	Exhibits.

(a)(2)(F)	Press Release issued by Severstal, dated July 18, 2008 (incorporated herein by reference to Exhibit (a)(5)(G) of Schedule TO filed by OAO Severstal on July 22, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 14D-9 is true, complete and correct.

ESMARK INCORPORATED

By:	/s/ Paul J. Mooney
Name:	Paul J. Mooney
Title:	Executive Vice President and Chief Financial Officer

Dated: July 21, 2008